

October 5, 2011

<u>Via Facsimile</u>
Mr. Zedong Xu
Chief Financial Officer
Harbin Electric, Inc.
No. 9 Ha Ping Xi Lu
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China 150060

> **Re:** **Harbin Electric, Inc.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 16, 2011**
> **Form 8-K dated June 10, 2011**
> **Filed September 21, 2011**
> **File No. 001-33276**

Dear Mr. Xu:

We have reviewed your response dated September 22, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page F-2

1. In light of the news articles indicating that the audit firms Moore Stephens Wurth Frazer Torbet, LLP and Frost, PLLC were moving to resume operations as separate entities, as existed prior to their combination in January 2010 to form Frazer Frost LLP, please clarify for us the current status of your relationship with the audit firm Frazer Frost LLP. In addition, please have Frazer Frost LLP provide us with an update on the status of the firm.

2. Tell us the name of the Registered Public Accounting Firm that reviewed your Forms 10-Q filed in 2011. To the extent your Forms 10-Q filed in 2011 were not reviewed by Frazer Frost, LLP please tell us how you considered the requirements of Item 4.01 of Form 8-K and your reasons for concluding they were not applicable to your situation.

Form 8-K dated June 10, 2011, filed September 21, 2011

3. We see from your disclosure that the prepayment of RMB150 million that was made on June 30, 2010 to Xi'an Lintong pursuant to the Investment Contract was returned to Xi'an Tech Full on August 24, 2011 in connection with Xi'an Tech Full's execution of the replacement Project Agreement. You also disclose that subsequently, on September 15, 2011, Xi'an Tech Full entered into a new Project Entrance Agreement with No. 2 Commerce Bureau of Xi'an Economic and Technology Development Zone Management Commission ("XETDZ"), a higher level government office, which superseded the Investment Contract, for the purposes of obtaining the use of a larger parcel of land. Please respond to the following:

   - Clearly describe to us what occurred on August 24, 2011 when your $23 million deposit was returned. Explain to us how that event was connected with the execution of the replacement Project Agreement, when it does not appear that the Project Agreement was executed until September 15, 2011.
   - Tell us whether there was a new agreement or an amendment to the Investment Contract with Xi'an Lintong documenting your cancelation of the Investment Contract agreement and the return of your $23 million deposit. If so, please provide us with the material terms of the agreement to cancel the contract and a copy of such contract.
   - Tell us if there was a penalty for the cancellation of the Investment Contract with Xi'an Lintong and the amount and terms of the penalty, if applicable. We note the reference to a 5% penalty in Section 6.2 of the Investment Contract.
   - Briefly describe to us your accounting for the cancellation of the Investment Contract.

- Tell us why you refer to the contract with XETDZ as a *replacement* contract. As we do not see that this agreement includes any discussion that it is a replacement of a prior contract, please explain and clarify for us your reasons for making that disclosure.

4. We note your response to prior comment 4 and that Exhibits 10.1 and 10.2 are "Unofficial English Translations." Please file the official English translations, including all attachments and appendices to those agreements. In addition, with a view toward disclosure, please tell us:

- why the registrant's press release dated September 6, 2011 purports to "stand by" its prior disclosure regarding the June 10, 2011 Investment Contract, when according to the Form 8-K you filed on September 21, 2011, that contract had been replaced/superceded two weeks earlier;
- how both agreements are consistent with governing law in China regarding land use transfers. Please address in your response whether land use grants by administrative committees of development zones are invalid; and
- why you did not file a Form 8-K upon entering into the Investment Contract.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641, if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Jeffrey Jaramillo

Jeffrey Jaramillo
Accounting Branch Chief